Exhibit 2

Elbit Systems Ltd.

Rating Action ו March 2012

(Unofficial English Translation)

Author:
Guy Drori, Analyst
guyd@midroog.co.il

Contacts:
Sigal Issachar, Head of corporate finance
i.sigal@midroog.co.il

Avital Bar Dayan, Executive VP
bardayan@midroog.co.il

Elbit Systems Ltd.

Series Rating	Aa1	Rating Outlook: Stable

Midroog reaffirms the Aa1 rating with stable outlook for notes (Series A) issued by Elbit Systems Ltd. ("Elbit" or "the company") and for notes that may be issued by the company at a sum of up to 900 million NIS par value by expanding the Series A. proceeds from issue of the notes are intended for funding of the company’s operating activities.

This report relates to the structure of the issue, based on the figures communicated to Midroog, regarding the issue structure, through March 18, 2012. If changes occur in the issue structure, Midroog will have the right to discuss the rating further and to alter the rating given. Only after a copy of all the final documents relating to the notes has been provided to Midroog will the rating granted by Midroog be considered valid. Midroog will then publish the final rating.

Note Series Rated by Midroog:

Series	Security Number	Original Issuance Date	Nominal Annual Interest	Linkage Terms	Books Value of Notes Balance as of 31/12/2011 (in MNIS) *	Notes Fund Solvency Years Remaining
A	1119635	06/2010	4.84%	NIS	990	2012-2020

* Translated from Dollar to NIS per exchange rate of December 30, 2011. On notes issue date, the company hedged the entire balance of notes using a swap transaction at LIBOR variable dollar rate + 1.65%.

Summary of Main Rating Rationale

Strong business position in the defense industry in Israel and worldwide, based on prominent technological, military and managerial capabilities. Also positively prominent are the scope of operations, products variety and geographic decentralization, as well as a senior and strategic position in the Israeli defense establishment, which contributes approximately a quarter of company sales. The world's defense industry sector is currently experiencing increased uncertainty. Defense budget cuts in the U.S. and in Western European countries made in 2011 and 2012, which are expected to worsen in 2014, cast a shadow over the medium-term growth and contributes to increased global competition. The company’s growth engines are based on mergers and acquisitions activity and establishing the company's business in countries characterized by growing defense budgets; maturing synergy and business development of companies acquired are expected to support long-term growth trend. At the same time the company performs streamlining operations to deal with decrease in internal growth. We expect some decline in the growth and profitability in 2012.

The company's backlog increased in 2011 compared to 2010, although at a slower rate than before. The company’s backlog growth is positively prominent in the defense industry, especially in light of the defense budget cuts in the U.S. and in Western European countries.

The company profitability eroded considerably in 2011, mainly due to the cessation of a contract for selling systems to a foreign country, for which the company recorded as part of its cost of sales a special expense at a sum of approximately 73 M$ in the fourth quarter. The special expense is due to inventories write off as well as other costs caused by from the cessation. The company is in discussions with the Israeli Ministry of Defense to receive compensations for the resulting loss. We assess that, excluding the aforementioned special expense, the company’s gross margin was kept relatively stable compared to the previous year.

The company shows strong cash flows from ongoing operations (CFO), supported by good profitability and relatively low leverage as well as advances from customers. Company's free cash flow (FCF) was negative in recent years due to substantial investments in fixed assets, acquisition of companies and dividends distribution.

The company's coverage ratios eroded in 2011, primarily due to the decline in operating profit, as explained above, excluding the special loss in the fourth quarter, the financial debt to EBITDA ratio was approximately 2.0 in 2011. During the first quarter of 2012, the company received a long-term dollar loan from a financial institution of approximately 120 M$. We estimate that the additional debt associated with the current notes issue and institutional loan, and considering scheduled debt pay down in 2012, the ratio of financial debt to EBITDA is expected to rise to approximately 2.5.

The stable rating outlook in our assessment is supported by our estimate that the company results will be maintained within a reasonable range of our estimation and that the leverage level will not significantly and permanently exceed the coverage ratio we expect, as mentioned above.

Elbit - Key Financial Data (NIS M):

	FY 2011	FY 2010	FY 2009	FY 2008	FY 2007
Income	2,817	2,670	2,832	2,638	1,981
Gross profit	732	798	849	767	527
Gross profit %	26.0%	29.9%	30.0%	29.1%	26.6%
R&D expenditures	241	234	217	185	127
Operating profit	116	207	262	249	108
Operating profit %	4.1%	7.8%	9.3%	9.4%	5.4%
Net profit	90	183	215	204	77
Liquid balances	224	214	280	278	376
Debt	668	624	392	285	460
Equity ratio	24.9%	27.8%	28.1%	27.3%	19.9%
EBITDA	266	339	386	378	207
FFO	252	279	346	335	183
Companies acquisition expenditures	(26)	(234)	(68)	(25)	(354)
Dividends distributed	(62)	(63)	(76)	(33)	(27)
Debt to EBITDA	2.5	1.8	1.0	0.8	2.2
Debt to FFO	2.6	2.2	1.1	0.9	2.5

Detailed Rating Considerations

Mergers and acquisitions activity, and further establishment of the technological platform support the long-term growth trend

Company revenues in 2011 grew at a rate of approximately 5.5% compared with 2010, following a decline at a rate of approximately 5.7% between 2009 and 2010. Return to growth this year comes after two-digit growth in revenues between 2005 and 2009 through a combination of organic growth and acquisition of synergistic operations. We estimate that growth in 2011 resulted primarily from mergers and acquisitions completed in 2010. Airborne systems segment and Land vehicles systems segment recorded in 2011 a growth of approximately 23% and 12% respectively, mainly due to first-time consolidation of M7 and Mikal’s group companies which were acquired during the last quarter of 2010. Conversely, C4ISR segment and Electro-optical systems segment recorded a decrease in revenues primarily due to reduced in aerial photography systems and night vision systems.

M7's acquisition for a sum of approximately 85 M$, is part of the company's efforts to strengthen the MRO1 area and expand the customers circuit in the U.S. The acquisition of certain Mikal group companies, including Soltam (for approximately 90 M$) allows Elbit to offer solutions in the artillery area, which expand and complement the existing product portfolio. During 2011, the company took significant actions to realize synergies with Soltam on both the operational and marketing facets.

Backlog at the end of 2011 amounted at 5,528 M$, an increase of approximately 1.5% compared with backlog at the end of 2010. This increase, despite being minor, is positively noted in the industry, especially in light of cuts in defense budgets in the U.S. and in Western European countries. Backlog growth, as well as synergy maturation and business development in companies acquired during the past two years, support the growth of revenues and company profits in the coming one-two years, although at lower rates than before.

Development of backlog and income over the years:

Despite the increased revenues, company profitability has been eroded in 2011 and operating profit rate decreased to 4.1% compared to 7.6% in 2010 and 9.3% in 2009. Significant erosion of the operating profit rate in 2011 was due to the cessation of a contract for selling systems to a foreign country. Excluding this one-time component, we estimate that the erosion in operating profit was lower, but the long-term erosion trend in the operating profit continues.

1 Maintenance Repair and Overhaul

Sustained investment in R&D and technologies acquisition support preserving the company's business position and future growth

The company continued the trend of developing its technological infrastructure and in 2011 R&D spending was at a rate of approximately 8.6% of total income, similar to 2010 and after an increase from 2008 and 2009 in which R&D expenditures rate from total revenues stood at approximately 7.3%. In addition, the company continues to expand the technology infrastructure and its market access by acquiring high-tech companies.

The U.S. and Western European countries' defense budget cuts, presents a challenge for the growth of revenues and intensifies competition; on the other hand, the establishment of company position in other countries with growing budgets moderates these threats.

The economic crisis and debt burdens in Western Europe and the U.S. led to defense budget cuts in these regions in 2011-2012, which is expected to deepen in the future. The U.S. government has recently submitted a request for a 2013 defense budget totaling approximately 614 B$ (including OCO budgets), a decrease of approximately 5% compared to 2012 budget. There may be additional cuts from 2014 and that is due to removal of difficulties regarding the approval of these processes, in an election year.
The company, of which over half of its revenues in 2011 originated from the budgets of the U.S. and Western European countries (approximately 32% and 20%, correspondingly), is significantly exposed to large cuts in defense budgets of these countries and its revenues may be affected in the future due to budgets erosion. Budgets reduction is expected to be accompanied by, among other factors, heightened competition among local players in the U.S. and Europe, through elevated competition for budgets of developing countries, putting greater emphasis on expedited performance and meeting budget frameworks.

In light of these trends, the company has long focused on penetrating and establishing its position in countries where defense budgets are expected to grow significantly in coming years. These countries include mainly Brazil, India, Korea, Australia and Eastern European countries. Meanwhile, in 2010 the company acquired two companies in Brazil and established a subsidiary in Australia. Company revenues from these countries grew by approximately 8% in 2011 and constituted approximately 24% of total revenues.
Another significant trend affecting the U.S. and Western countries defense budget, is the transition from conventional fighting between armies to fighting against terrorist groups. This change shifts emphasis from large weapons systems towards agile and technologically based systems. This trend is integrated with the company's business position and supports its operations growth.

Company revenues from Israel increased in 2011 by approximately 7%, continuing the steady growth since 2004, and constituted approximately 25% of total company income. Israel's defense budget is expected to grow in coming years, although it may grow at lower rates than before. It should be noted that the increased security threats support the continued Israeli budget growth in the coming years.

Development of Company Income by Geographical Regions, 2004-2011:

The company recorded strong cash flows from operations (CFO), which totaled approximately 190 M$ in 2011, a sum similar to the average flow of the last three years. The strong cash flows are supported by good profitability with relatively low leverage, as well as by advances from customers in significant amounts, particularly from the Ministry of Defense. Company's free cash flow (FCF) was negative in 2011 due to substantial capital expenditures which amounted in 2011 to approximately 122 M$, acquisition of subsidiaries and affiliated companies totaling approximately 26 M$ and dividends distribution of approximately 62 M$.

Coverage ratios slowdown due to erosion in profitability
The company's financial debt rose slightly in 2011 and totaled approximately 668 M$ at the end of the year, compared to a total of approximately 624 M$ at the end of 2010. Erosion of operating profit, mainly as a result of discontinuing a contract with a foreign country, as mentioned above, led to slowdown of coverage ratio to a ratio of debt to EBITDA of 2.5 at the end of 2011, compared to a ratio of approximately 1.8 at the end of 2010. Midroog estimates that the company will maintain the current level of coverage ratios, assessing that the company's profitability will be improved, compared to 2011, while the company's financial debt will grow due to the current issue and the institutional loan taken.

Rating Outlook

Factors likely to downgrade the rating:

•	Permanent backlog reduction that will decrease future scope of earnings.

•
Significant and permanent increase in financial coverage ratio of debt to EBITDA, beyond 2.5 (excluding expenses related to cessation of program to foreign customer recorded in the fourth quarter of 2011).

•	Dividend policy that would weaken the liquidity level and the company's solvency.

* None of the above factors can obligate the Company to act or not act in any way.

Company Profile

Elbit Systems Ltd. is a multinational Israeli company that deals directly and through its subsidiaries with marketing, development, manufacturing, integration and support of electronic defense systems for military air, land and naval applications. The Company serves both as a prime contractor of solutions for armed forces and governments and as a provider of products and systems for leading manufacturers in the defense industry worldwide. The Company operates in four main areas: Airborne Systems (constituted approximately 34.4% of income in 2011), Land Systems (14.4%), C4ISR Systems (35.4%) and Electro-Optical Systems (10.7%). The Company employs approximately 12,500 employees, of whom approximately 9,000 employees are in Israel, approximately 2,100 in the U.S. and the rest - in subsidiaries worldwide.

Rating History

Related Reports

• Elbit Systems - Monitoring Report (May 2011)
• Developments in the Defense Industry (July 2011)

Date of Report:  18.03.2012

Basic Financial Terms

Interest	Net financing expenses from Income Statement
Cash Interest	Financing expenses from income statement after adjustments for non-cash flow expenditures from statement of cash flows
Operating profit (EBIT)	Profit before tax, financing and onetime expenses/profits
Operating profit before amortization (EBITA)	EBIT + amortization of intangible assets.
Operating profit before depreciation and amortization (EBITDA)	EBIT + depreciation + amortization of intangible assets.
Operating profit before depreciation, amortization and rent/leasing (EBITDAR)	EBIT + depreciation + amortization of intangible assets + rent + operational leasing.
Assets	Company's total balance sheet assets.
Debt	Short term debt + current maturities of long-term loans + long-term debt + liabilities on operational leasing
Net debt	Debt - cash and cash equivalent – long-term investments
Capitalization (CAP)	Debt + total shareholders' equity (including minority interest) + long-term deferred taxes in balance sheet
Capital investments Capital Expenditures (CAPEX)	Gross investments in equipment, machinery and intangible assets
Funds From Operations (FFO)*	Cash flow from operations before changes in working capital and before changes in other assets and liabilities
Cash Flow from Operation (CFO)*	Cash flow from operating activity according to consolidated cash flow statements
Disposable cash flow* Retained Cash Flow (RCF)	Funds from operations (FFO) less dividend paid to shareholders
Free Cash Flow* Free Cash Flow (FCF)	Cash flow from operating activity (CFO) - CAPEX - dividends

* It should be noted that in IFRS reports, interest payments and receipts, tax and dividends from investees will be included in the calculation of the operating cash flows, even if they are not entered in cash flow from operating activity.

Obligations Rating Scale

Investment grade	Aaa	Obligations rated Aaa are those that, in Midroog's judgment, are of the highest quality and involve minimal credit risk.
	Aa	Obligations rated Aa are those that, in Midroog's judgment, are of high quality and involve very low credit risk.
	A	Obligations rated A are considered by Midroog to be in the upper-end of the middle rating, and involve low credit risk.
	Baa	Obligations rated Baa are those that, in Midroog's judgment, involve moderate credit risk. They are considered medium grade obligations, and could have certain speculative characteristics.
Speculative Investment	Ba	Obligations rated Ba are those that, in Midroog's judgment, contain speculative elements, and involve a significant degree of credit risk.
	B	Obligations rated B are those that, in Midroog's judgment, are speculative and involve a high credit risk.
	Caa	Obligations rated Caa are those that, in Midroog's judgment, have weak standing and involve a very high credit risk.
	Ca	Obligations rated Ca are very speculative investments, and are likely to be in, or very near to, a situation of insolvency, with some prospect of recovery of principal and interest.
	C	Obligations rated C are assigned the lowest rating, and are generally in a situation of insolvency, with poor prospects of repayment of principal and interest.

Midroog applies numerical modifiers 1, 2 and 3 in each of the rating categories from Aa to Caa. Modifier 1 indicates that the bond ranks in the higher end of the letter-rating category. Modifier 2 indicates that the bonds are in the middle of the letter-rating category; and modifier 3 indicates that the bonds are in the lower end of the letter-rating category.

Report No.:  CDE070312900M

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